Exhibit 12.1

Brooks Automation, Inc.
Calculation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Fiscal Year Ended September 30,
	March 31, 2016	2015	2014	2013	2012	2011
Income (loss) from continuing operations
before income taxes, noncontrolling interests
and equity in earnings in joint ventures	$(14,606)	$17,815	$(1,695)	$(14,541)	$11,420	$127,576
Add:
Fixed charges	890	2,318	2,682	1,649	1,605	1,685
	$(13,716)	$20,133	$987	$(12,892)	$13,025	$129,261
Fixed charges:
Interest expense	$19	$395	$202	$2	$14	$65
Portion of rents representative of interest factors	871	1,923	2,480	1,647	1,591	1,620
	$890	$2,318	$2,682	$1,649	$1,605	$1,685
Ratio of earnings to fixed charges	(a)	8.7	(a)	(a)	8.1	76.7

(a)
Due to the registrant's loss in the six months ended March 31, 2016 and the fiscal years ended September 30, 2014 and 2013, the ratio coverage was less than 1:1. The registrant would have needed to generate additional earnings of $14.6 million in the six months ended March 31, 2016 and $1.7 million and $14.5 million in the fiscal years ended September 30, 2014 and 2013, respectively, in order to cover the deficiency.